UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REDFIN NETWORK, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
Series A Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

7373P107

(CUSIP Number)

TCA GLOBAL CREDIT MASTER FUND L.P.
P.O. Box 1043, 69 Dr. Roy's Drive, George Town
Grand Cayman KY1-1102, Cayman Islands

345-914-4857
(Name, Address and Telephone Number of

  Person Authorized to
Receive Notices and Communications)

June 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON TCA Global Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,057,018 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,057,018 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 59,057,018 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.87%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)
TCA Global Credit Master Fund L.P. (“TCA Fund”) is a Cayman Islands Limited Partnership. In October 2012, TCA Fund and the Company entered into that certain Senior Secured Revolving Credit Facility Agreement (the “Credit Agreement”).  On December 14, 2012, TCA Fund and the Company entered into Amendment No.1 to the Credit Agreement (“Amendment No. 1”). TCA Fund was issued 9,057,018 shares of the Company’s stock, par value $0.001 (the “Common Stock”), as fees pursuant to the Credit Agreement, as amended by Amendment No. 1. On June 10, 2013, Jeffrey Schultz, the Company’s former Chief Executive Officer, assigned to TCA Fund Management Group (“TCA Management”), the investment manager of TCA Fund, his 50,000 shares of Series A Preferred Stock, par value $0.001 (the “Series A Preferred Stock”), of Redfin Network, Inc. (the “Company”) as consideration for TCA Fund advancing $300,000 pursuant to the terms of the Credit Agreement, as amended by Amendment No. 1 and that certain Amendment No.2 entered into by TCA Fund and the Company on December 14, 2012  (the “Second Amended Credit Agreement”).

(2)
This includes the 9,057,018 shares of Common Stock and 50,000 shares of Series A Preferred Stock.  Each one share of Common Stock is entitled to one vote per share and each one share of the Series A Preferred Stock is equivalent to 1,000 votes of the Company’s Common Stock.  The investment manager of TCA Fund, TCA Management, through its appointment by the General Partner of TCA Fund, holds sole voting and dispositive power over the shares of Series A Preferred Stock. Bob Press is the Chief Executive Officer of TCA Management.

(3)	This includes the 50,000,000 votes held by TCA Management by virtue of its ownership of the 50,000 shares of Series Preferred Stock.

Item 1  Security and Issuer.

This statement (the “Statement”) relates to 9,057,018 shares of common stock, par value $0.001 per share (the “Common Stock”) and 50,000 shares of Series A Preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), of Redfin Network, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at 1500 West Cypress Creek Road, Suite 411, Fort Lauderdale, FL 33309.

Item 2  Identity and Background

The Statement is being filed by TCA Global Credit Master Fund L.P. a Cayman Islands limited partnership (“TCA Fund”).

TCA Fund’s address is as follows:
P.O. Box 1043
69 Dr. Roy's Drive
George Town, Grand Cayman KY1-1102
Cayman Islands

TCA Fund is a short duration, absolute return fund specializing in senior secured lending and advisory services to small, publically listed companies predominately in the U.S., Canada, Western Europe and Australia.

During the last five years neither TCA Fund  nor any of its representatives has  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3  Source and Amount of Funds or Other Consideration.

TCA Fund acquired the reported 9,057,018 shares of the Company’s Common Stock and 50,000 shares of the Company’s Series A Preferred Stock as follows:

In October 2012, TCA Fund and the Company entered into that certain Senior Secured Revolving Credit Facility Agreement (the “Credit Agreement”).  On December 14, 2012, TCA Fund and the Company entered into Amendment No.1 to the Credit Agreement (“Amendment No. 1”). TCA Fund was issued 9,057,018 shares of the Company’s stock, par value $0.001 (the “Common Stock”), as fees pursuant to the Credit Agreement, as amended by Amendment No. 1. On June 10, 2013, Jeffrey Schultz assigned to TCA Fund Management Group (“TCA Management”), the investment manager of TCA Fund, 50,000 shares of Series A Preferred Stock, par value $0.001 (the “Series A Preferred Stock”), of Redfin Network, Inc. (the “Company”) as consideration for TCA Fund advancing $300,000 pursuant to the terms of the Credit Agreement, as amended by Amendment No. 1 and that certain Amendment No.2 entered into by TCA Fund and the Company on December 14, 2012  (the “Second Amended Credit Agreement”).

Item 4 Purpose of Transaction.

TCA Fund does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; except that TCA Fund may be entitled to additional equity securities pursuant Second Amended Credit Agreement and may dispose of such shares in accordance with applicable securities laws (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5  Interest in Securities of the Issuer.

(a) As of the date hereof, TCA Fund holds 9,057,018 shares (the “Common Shares”) of the Company’s Common Stock.  Such amount represents 8.54% of the total issued and outstanding Common Stock of the Company.  Additionally, the Investment Manager of TCA Fund, TCA Fund Management Group (“TCA Magamenemt”), owns 50,000 shares (the “Preferred Shares” together with the Common Shares collectively the “Shares”) of the issued and outstanding Series A Preferred Stock of the Company.  Such amount represents 100% of the total issued and outstanding shares of the Company’s Series A Preferred Stock as of the date hereof.  As of the date hereof, the Shares represent 37.87% percent of the voting equity of the Company.

(b) The Investment Manager of TCA Fund, TCA Management, holds sole voting and dispositive power over the Shares. Bob Press is the Chief Executive Officer of TCA Management.

(c) Other than disclosed below, there were no transactions by TCA Fund in the Issuer’s Common Stock during the last 60 days:

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by TCA Fund.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of TCA Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between TCA and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCA FUND MANAGEMENT GROUP

Date: July 22, 2013

By: /s/ Bob Press
Name: Bob Press Title: Chief Executive Officer